

Galaxy Gaming Reports Q1 2021 Financial Results

LAS VEGAS, May 16, 2022 (GLOBE NEWSWIRE) -- Galaxy Gaming, Inc. (OTCQB: GLXZ), a developer and distributor of casino table games and enhanced systems for land-based casinos and iGaming content, announced today its financial results for the quarter ended March 31, 2022.

Financial Highlights

Q1 2022 vs. Q1 2021

- Revenue increased 38% to $5,919K
- Adjusted EBITDA increased 58% to $2,673K
- Net loss of $(14)K vs. net income of $89K

Balance Sheet Changes (vs. December 31, 2021)

- Cash increased 7% to $17,242K
- Total long-term debt[1] (gross) decreased to $60,184K from $60,500K
- Stockholders' deficit decreased to $(16,837)K from $(17,286)K

Executive Comments

"We got off to a good start for 2022" said Todd Cravens, President and CEO. "Even though some our high-end customers in London remain affected by worldwide travel disruptions, we had record gross revenues of $6.7 million in the quarter. In the land-based sector, our new baccarat games are being well-received. Our iGaming business continues to grow, with iGaming gross revenues of $2.8 million in Q1, an increase of 58% from Q1 2021 and 35% from Q4 2021. In both the land-based and iGaming sectors, we have new games and other products that will be launched later this year, and we're optimistic that operators and players will support them."

"We paid down $0.3 million in debt and added $1.2mm to cash in the quarter" said Harry Hagerty, the Company's CFO. "We expect to continue to build cash over the course of the year to keep net leverage as low as possible. Total Net Leverage is the only financial covenant in our Fortress loan, and we were comfortably in compliance with that covenant at quarter-end."

Hagerty added, **"**With respect to fiscal 2022, we are increasing our guidance for revenue

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[1] Includes current portion.

(net of iGaming royalties) from a range of $23.5 to $25.0 million to a range of $24.0 to $25.0 million, and we are increasing the guidance for Adjusted EBITDA from a range of $11.5 to $12.5 million to a range of $11.8 to $12.5 million. This forecast assumes no new lockdowns from COVID-19, no impact to our business from the war in Ukraine, and no economic recession. Finally, the forecast in based on currency exchange rates that we experienced in the first quarter."

Forward-Looking Statements

This press release contains, and oral statements made from time to time by our representatives may contain, forward-looking statements based on management's current expectations and projections, which are intended to qualify for the safe harbor of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include statements identified by words such as "believe," "will," "may," "might," "likely," "expect," "anticipates," "intends," "plans," "seeks," "estimates," "believes," "continues," "projects" and similar references to future periods, or by the inclusion of forecasts or projections. All forward-looking statements are based on current expectations and projections of future events.

These forward-looking statements reflect the current views, models, and assumptions of Galaxy Gaming, and are subject to various risks and uncertainties that cannot be predicted or qualified and could cause actual results in Galaxy Gaming's performance to differ materially from those expressed or implied by such forward looking statements. These risks and uncertainties include, but are not limited to, the ability of Galaxy Gaming to enter and maintain strategic alliances, product placements or installations, in land based casinos or grow its iGaming business, garner new market share, secure licenses in new jurisdictions or maintain existing licenses, successfully develop or acquire and sell proprietary products, comply with regulations, have its games approved by relevant jurisdictions, and adapt to changes resulting from the COVID-19 pandemic and other factors. All forward-looking statements made herein are expressly qualified in their entirety by these cautionary statements and there can be no assurance that the actual results, events or developments referenced herein will occur or be realized. Readers are cautioned that all forward-looking statements speak only to the facts and circumstances present as of the date of this press release. Galaxy Gaming expressly disclaims any obligation to update or revise any forward-looking statements, whether because of new information, future events or otherwise.

About Galaxy Gaming

Headquartered in Las Vegas, Nevada, Galaxy Gaming (galaxygaming.com) develops and distributes innovative proprietary table games, state-of-the-art electronic wagering platforms and enhanced bonusing systems to land-based, riverboat, and cruise ship and casinos worldwide. In addition, through its wholly owned subsidiary, Progressive Games Partners LLC, Galaxy licenses proprietary table games content to the online gaming industry. Connect with Galaxy on Facebook, YouTube and Twitter.

Non-GAAP Financial Information

Adjusted EBITDA includes adjustments to net loss/income to exclude interest, taxes, depreciation, amortization, share based compensation, gain/loss on extinguishment of debt, foreign currency exchange gains/losses, change in estimated fair value of interest rate swap liability and severance and other expenses related to litigation. Gross revenue adds back royalty expense paid to owners of intellectual property re-licensed to our iGaming clients. Neither Gross Revenue or Adjusted EBITDA is a measure of performance defined in accordance with generally accepted accounting principles in the United States of America ("U.S. GAAP"). However, Gross Revenue and Adjusted EBITDA are used by management to evaluate our operating performance. Management believes that disclosure of the Gross Revenue and Adjusted EBITDA allows investors, regulators and other stakeholders to view of our operations in the way management does. Gross Revenue and Adjusted EBITDA should not be considered as an alternative to net income or to net cash provided by operating activities as a measure of operating results or of liquidity. Finally, Gross Revenue and Adjusted EBITDA may not be comparable to similarly titled measures used by other companies.

Contact:

Media: Phylicia Middleton (702) 936-5216
Investors: Harry Hagerty (702) 938-1740

Adjusted EBITDA Reconciliation:	Three Months Ended March 31,			
	2022		2021	
Net (loss) income	$	(13,962)	$	88,737
Interest expense		1,687,022		180,910
Share redemption consideration		-		195,482
Interest income		(2,233)		(382)
Depreciation and amortization		724,462		717,254
Share-based compensation		310,002		316,640
Foreign currency exchange loss/(gain)		60,263		8,975
Change in fair value of interest rate swap liability		-		(49,822)
(Benefit) provision for income taxes		(141,974)		(18,950)
Severance expense		21,727		3,750
Special project expense		28,124		249,436
Adjusted EBITDA	$	2,673,431	$	1,692,030

Gross and Net Revenue Reconciliation:	Three Months Ended March 31, 2022			
	Consolidated		iGaming	
Revenue (gross)	$	6,672,051	$	2,846,062
Royalties (contra-revenue)		(753,452)		(753,452)
Revenue (net)	$	5,918,599	$	2,092,610